 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN private ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
under THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission file number: 001-41972

BitFuFu Inc.

(Exact Name of Registrant as Specified in Its Charter)

111 North Bridge Road,

#15-01, Peninsula Plaza

Singapore 179098

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒         Form 40-F  ☐

Change in the Board of Directors

Mr. Yang Zhao resigned from the Board of Directors (the “Board”) of BitFuFu Inc. (the “Company”), effective as of August 3, 2024. Mr. Zhao’s resignation from the Board was not due to any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Effective as of August 3, 2024, the Board appointed Mr. Huaiyu Liu and Mr. Joshua Kewei Cui to the Board. Mr. Huaiyu Liu has been appointed as an independent director, the chairman and a member of the audit committee of the Board, a member of the nominating and corporate governance committee of the Board and a member of the compensation committee of the Board. Mr. Joshua Cui has been appointed as an independent director and a member of the audit committee of the Board.

The Board has determined that each of Mr. Cui and Mr. Liu as an independent director under the corporate governance standards of The Nasdaq Stock Market, the corporate governance guideline of the Company, and the applicable rules of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

There are no arrangements or understandings between each of Mr. Liu and Mr. Cui and any other person pursuant to which each of Mr. Liu and Mr. Cui was selected as a director. There is no transaction in which the Company is a party and either Mr. Liu or Mr. Cui has a material interest subject to disclosure under Item 404(a) of Regulation S-K. Neither Mr. Liu nor Mr. Cui is a party to any material compensatory plan, contract or arrangement in which either of them is entitled of equity award or grant.

Mr. Huaiyu Liu, aged 52, has served as the chief financial officer of YNBY International Limited (HKEx Stock Code: 00030), a company listed on the Main Board of the Hong Kong Stock Exchange, since June 2022, and as the company secretary since August 2022. He also has served as an independent non-executive director, the chairman of the audit committee and the chairman of the remuneration committee of Kafelaku Coffee Holding Limited (HKEx Stock Code: 01869), a company listed on the Main Board of the Hong Kong Stock Exchange, since November 2023. Mr. Liu has over 25 years of experience in finance and management, and had previously held senior posts with several publicly listed companies, including as the chief financial officer of V1 Group Limited from November 2018 to August 2019, as an executive director, executive vice president, and company secretary of Chiho Environmental Group Limited from October 2016 to April 2017, and as an executive director and the chief financial officer of Xinyuan Real Estate Company Limited from April 2015 to September 2016.

Mr. Liu holds a degree of master of business administration from Cornell University, and a degree of bachelor of economics from Shenzhen University in China. He is a member of the Hong Kong Institute of Certified Public Accountants, and a member of the Institute of Chartered Accountants in England and Wales.

Mr. Joshua Kewei Cui, aged 40, has served as a co-founder and executive director of SOCC Capital Consultancy Pte Ltd, a regional corporate and advisory firm based in Singapore, specializing in corporate finance and reporting compliance services, since April 2022. From June 2022 to September 2023, Mr. Cui served as the chief financial officer of Ohmyhome Ltd, a Nasdaq listed company, and in such capacity, was primarily responsible for the overall accounting and financial management, project management, strategic planning, and internal control of that company. From May 2017 to August 2018, he served as the financial controller of K2 F&B Holdings Limited, a company listed on the Main Board of the Hong Kong Stock Exchange, and served as the chief financial officer from August 2018 to July 2021, where Mr. Cui was principally responsible for overall accounting and financial management, project management, strategic planning and internal control of that company. Mr. Cui began his career in auditing at one of the international accounting firms. He has more than a decade of finance and accounting related experience covering external audit, internal control and financial reporting in various industries.

Mr. Cui graduated from Oxford Brookes University in the United Kingdom with a bachelor of science degree in applied accounting in July 2007. Mr. Cui has been a member of the Institute of Singapore Chartered Accountants (formerly known as the Institute of Certified Public Accountants of Singapore) since December 2010.

With the above changes, the Board currently consists of six directors: Leo Lu, Celine Lu, Huaiyu Liu, Cheng Yao, Yeeli Hua Zheng and Joshua Kewei Cui. The audit committee of the Board consists of Huaiyu Liu, Yeeli Hua Zheng and Joshua Kewei Cui, with Huaiyu Liu serving as the chairperson. The compensation committee of the Board consists of Yeeli Hua Zheng, Celine Lu and Huaiyu Liu, with Yeeli Hua Zheng serving as the chairperson. The nominating and corporate governance committee consists of Leo Lu, Huaiyu Liu and Yeeli Hua Zheng, with Leo Lu serving as the chairperson.

Regulation FD Disclosure.

A copy of the Company’s press release announcing the change in the Board is attached hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated August 5, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BitFuFu Inc.

Date: August 5, 2024	By:	/s/ Leo Lu
	Name:	Leo Lu
	Title:	Director, Chief Executive Officer

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